April 29, 2021

FORM C-AR: Annual Report

Edly Inc.



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2020

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Edly Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website at www.edly.co.

During Fiscal 2020, the Company has raised $313,138 (before offering expenses) from investors through the sale of its Crowd Notes on the funding portal operated by MicroVenture Marketplace Inc., an SEC registered broker-dealer and member of FINRA and SIPC, in its Regulation CF offering described in the previously filed Form C, as amended, and this Form C-AR (this "Offering"). The Company has also raised $149,700 (before offering expenses) from investors through the sale of Crowd Notes in a concurrent offering under Rule 506(c) of Regulation D (collectively, the Offering and the concurrent offering under Regulation D are referred as the "Combined Offering"). The Combined Offering closed on December 22, 2020 and the Company sold an aggregate amount of $462,838.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.edly.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the

repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Edly Inc. referred to herein as "Edly" or the "Company," is a Delaware corporation, formed on August 30, 2019. The Company is located at 555 Pleasantville road, Suite N-202, Briarcliff Manor, NY 10510. The Company's website is www.edly.co. The information available on or through our website is not a part of this Form C-AR.

Description of the Business

Edly is a marketplace for Income Share Agreements ("ISAs"), a flexible alternative to traditional private student loans. Edly provides ISA financing to schools and students and facilitates investor participation. By partnering with schools and professional training programs, Edly has grown its portfolio to include over 4,000 income share agreements. Edly manages the entire process for investors from initial school screening and sourcing of the ISA to arranging for the collection of payments from students and distributing them appropriately to investors. The Company believes its school-selection process and intuitive investment platform are differentiating factors that give it a competitive edge.

Business Plan

By creating competitive barriers, Edly aims to be the centralized marketplace for all ISA funding. These competitive barriers include long-term contracts with schools (contracts representing 20% of coding school ISA volume), funding agreements with investors, unique IP via ISAAC, edScore, and the Edly platform and order management system, and data.

Revenue Sources: Edly originates ISAs from schools and other marketing partners who pay a 4-5% origination fee. Edly typically warehouses ISAs, providing immediate initial funding; ISAs are then listed on the marketplace for investment by investors. Edly manages ISA pools, provides monthly distributions to investors, and earns a 2-4% management fee. Edly earns a return on the warehouse capital it has in place to support warehouse financing. We also intend to facilitate data collection and monetization via edScore and ISAAC.

Edly anticipates expanding and enhancing its marketplace by focusing on three categories:

Originations: Edly intends to continue expanding ISA originations through organic reach of digital advertising and its partnership agreements. Edly recently partnered with Avenify to purchase ISAs for its accounts, and Orbis, which will market Edly's ability to fund ISA programs to new prospective programs.

Distribution: Edly aims to increase investor traffic to the marketplace through the following objectives:

- Increased digital marketing to accredited investors
- Increased institutional demand through creating larger and more diversified pools
- Increasing outreach to registered investment advisors with products designed for their clients
- Increasing outreach to Impact Investors with products that have specific social impact objectives

3

Technology: To provide a better experience for investors, Edly will further develop the edScore scoring system to include more programs and an enhanced user-interface. It will also further develop the ISAAC analytics system by adding more transactions to the data-base, enhancing analytic capabilities, and improving the user-interface.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
EdlyOutcomes Managed Account	Edly assembles diversified investments by applying investor funds across ISA pools from different schools with varied geographic and industry placements. Target yield = 14+%, based on the Company's own estimates	Other Financial Services

Edly will allow its investors to customize their portfolio by offering direct investment in pools of ISAs from specific schools, geographies, areas of study, and impact causes.

1. Edly screens school programs and focuses on the ones that provide a high return on student investment.

2. Edly sources Income Share Agreements ("ISAs") with students who agree to pay Edly a percentage of their salary after graduation.

3. Investors have 2 ways to invest: (i) EdlyOutcomes: A managed account for a more hands off investment. (ii) Invest in individual school offerings.

4. Edly collects the payments from students and distributes them to investors – typically on the 25th of each month.

5. Edly tracks the performance and reports to investors.

Competition

Following is a description of those companies that we believe are our competitors.

Competition for Origination:
For origination, Edly competes primarily with private student lenders. Examples of competitors in the space include SoFi and Climb Credit.

There are also a small number of ISA-focused originators including Stride and Blair.

Investment Platform Competitors:

Edly operates an online investment marketplace which is similar to and competes with others such as Yield Street, Cadre, Fundrise, and Peer Street. While these platforms do not offer ISA investments, they compete for investors by offering yield oriented alternative investments to investors.

Our Competitive Strengths

Compared to its competitors, Edly is positioning itself as a full-stack ISA underwriter and financing marketplace. The Edly marketplace tries to align the interest of schools, students, and investors. This alignment of interest aims to create financial incentives for schools to provide students with quality outcomes, which is unlike traditional higher education financing.

Edly uses a systematic, research-based approach and aims to invest in the top 20% of higher education programs. Edly analyzes the historical outcomes of students as captured in data about the schools, the area of study, and geography. Mainly, we look for an attractive relationship between the tuition of the program and the student outcomes—The higher the "ROE" (Return on Education), the more attractive it is to Edly. On the capital markets side, Edly has a spectrum of investors from accredited individuals and family offices to institutional clients including hedge funds, asset managers, and insurance companies.

INTELLECTUAL PROPERTY

The Company is dependent on the following intellectual property:

ISAAC: Edly has a proprietary ISA Analysis Calculator ("ISAAC"), which is a code-based ISA cashflow model. It is Edly's structuring pillar and allows investors to change ISA performance assumptions and investment price to see the effect on yield and cashflows. Edly does not have a filed patent for ISAAC.

edScore: edScore is a way to rank the attractiveness of school programs. Edly does not have a filed patent for edScore.

GOVERNMENTAL/ REGULATORY APPROVAL AND COMPLIANCE

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Investment Advisor	State of New York Investment Protection Bureau	Investment Advisor Registration	April 8, 2020	March 2, 2021

Edly is an Investment Advisor in the state of New York. This is required under the likelihood that Edly has $50MM in assets under management (AUM) in the near future. Edly will be required to register with the SEC once it has $100 AUM.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

OTHER

The Company's principal address is 555 Pleasantville road, Suite N-202, Briarcliff Manor, NY 10510

The Company conducts business in Massachusetts and New York.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Edly WH Investors 2019-1 LLC	Limited Liability Company	Delaware	July 1, 2019	47.5%
Edly Funding Series LLC	Series Limited Liability Company	Delaware	August 12, 2019	100%

Edly WH Investors 2019-1 LLC was formed to finance the acquisition and ownership of income share agreements originated by third-party educational institutions. Edly, Inc. acts as a managing member pursuant to Edly WH Investors 2019-1 LLC's operating agreement.

Edly Funding Series LLC was formed to finance the acquisition and ownership of income share agreements and to arrange investment opportunities through the formation of separate Series in such assets. Edly Inc. operates as sole member of Edly Funding Series LLC. Edly investors own their own series of Edly Funding Series LLC.

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Edly Positions & Offices	Employment Responsibilities	Past Experiences	Education & Qualifications
Charles Trafton	President, Co-Founder, and Board Member	Edly President, Co-Founder, and Board Member January 2019 – Present Originates income share agreement opportunities, manages client relationships, and conducts marketing for the company	FlowPoint Capital Partners, Managing Director and Portfolio Manager, December 2013 – Present Lead Portfolio Manager for two funds: FlowPoint Capital Partners LP and K-20 Education Partners LP	Bachelor's Degree in Finance – Boston College
Christopher Ricciardi	CEO, Co-Founder, and Board Member	Edly CEO, Co-Founder, and Board Member January 2019 – Present Oversees company operations and growth	Prudential Securities, Credit Suisse, Merrill Lynch, Cohen & Company Responsible for ISA program structuring and funding	Bachelor's Degree in Economics—University of Richmond MBA—Wharton School, University of Pennsylvania CFA Charterholder

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Edly Positions & Offices	Employment Responsibilities	Past Experiences	Education & Qualifications
Charles Trafton	President, Co-Founder, and Board Member	Edly President, Co-Founder, and Board Member January 2019 – Present Originates income share agreement opportunities, manages client relationships, and conducts marketing for the company	FlowPoint Capital Partners, Managing Director and Portfolio Manager, December 2013 – Present Lead Portfolio Manager for two funds: FlowPoint Capital Partners LP and K-20 Education Partners LP	Bachelor's Degree in Finance – Boston College
Chris Ricciardi	CEO, Co-Founder, and Board Member	Edly CEO, Co-Founder, and Board Member January 2019 – Present Oversees company operations and growth	Prudential Securities, Credite Suisse, Merrill Lynch, Cohen & Company Responsible for ISA program structuring and funding.	Bachelor's Degree in Economics—University of Richmond MBA—Wharton School, University of Pennsylvania CFA Charterholder

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

EMPLOYEES

As of the date of this Form C-AR, the Company has a total of five (5) employees in New York and Connecticut.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and our financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. You should carefully consider each of the following risks, together with all other information set forth in this Form C-AR, including the financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated as a Delaware corporation on August 30, 2019. Accordingly, we have a limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities,

new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Charles Trafton, Harry Birch, Chris Ricciardi, Cecilia Pan, Mayur Dodeja, and Blake Murphy who are President, Co-Founder, Board Member, VP Operations, Board Secretary, CEO, Co-Founder, Board Member, Managing Director, Chief Technology Officer, and Managing Director of the Company. The Company has or intends to enter into employment agreements with Charles Trafton, Harry Birch, Chris Ricciardi, Cecilia Pan, Mayur Dodeja, and Blake Murphy although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Charles Trafton, Harry Birch, Chris Ricciardi, Cecilia Pan, Mayur Dodeja, and Blake Murphy or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business. While we are not a lender, we do provide funding and therefore we must comply with all applicable laws and regulations.
The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in

which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.
The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine financial institutions, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log

complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

While we are not a lender and are not subject to the CFPB's jurisdiction, including its enforcement authority, the CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also request to conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

As an investment advisor, our failure to comply with investment guidelines set by our clients or the provisions of the management agreement and other agreements to which we are a party could result in damage awards against us and a loss of assets under management (AUM), either of which could have an adverse effect on us.
As an investment adviser, each adviser has a fiduciary duty to its clients. When clients retain an adviser to manage assets on their behalf, they may specify certain guidelines regarding investment allocation and strategy that such adviser is required to observe in the management of its portfolios. In addition, such adviser is required to comply with the obligations set forth in the management agreements and other agreements to which it is a party. Although each adviser utilizes procedures, processes and the services of experienced advisors to assist it in adhering to these guidelines and agreements, we cannot assure you that such precautions will protect us from potential liabilities. An adviser's failure to comply with these guidelines or the terms of these agreements could have a material adverse effect on us.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including origination and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions

could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our business depends on our ability to successfully manage our collection risk, and failing to do so may result in high charge-off rates.

Our success depends on our ability to manage our collection risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business. Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements.

Risks Relating to ISAs

Dependence on Servicers.
The success of the Company and the profitability of investments in ISAs largely depends on the expertise and performance of the servicers (each a "Servicer" and, collectively, the "Servicers") who will collect the required payments from the obligors under the ISAs and who will enforce the ISA contracts in case of a default by the obligors, including in any bankruptcy proceedings involving an ISA obligor. Because ISAs are a relatively new financial product, the servicers that are engaged in servicing ISAs have not had extensive experience collecting and enforcing these contracts. The Company has been diligent in selecting the Servicers which will service the ISAs for the Company, but there can be no assurance that one or more Servicers will not perform satisfactorily and will need to be replaced or will terminate their conduct of the ISA servicing business.

Risks Associated with Bankruptcy or Insolvency of a Servicer.
In the event that a Servicer goes into bankruptcy or becomes the subject of a receivership or conservatorship, such Servicer may not be required to remit to the Company any collections that are in its possession or have not been remitted to the Company at the time it goes into bankruptcy or becomes subject to a similar proceeding. Under certain circumstances, the Company may also be the subject of claims and required to return to the related Servicer payments received with respect to the ISAs.

If a Servicer were to go into bankruptcy or become the subject of a receivership or conservatorship, it may stop performing its responsibilities such that the Company stops receiving payments with respect to the ISAs serviced by such party, and it may be difficult to find a third party to act as replacement Servicer. Alternatively, a Servicer may take the position that unless the amount of its compensation is increased or the terms of its obligations are otherwise altered, it will stop performing its responsibilities. If it would be difficult to find a third party to act as successor servicer, the Company, as a practical matter, may have no choice but to agree to the demands of such Servicer. A Servicer may also have the power, with the approval of the court or the receiver or conservator, to assign its rights and obligations to a third party without the consent, and even over the objection, of the parties, and without complying with the requirements of the applicable documents.

Risks Associated with Bankruptcy or Insolvency of a School Originator.
In the event that a school that has originated ISAs and has sold them to the Company goes into bankruptcy or becomes the subject of a receivership or conservatorship, such school may not be required to remit to the Company any collections that are in its possession or have not been remitted to the Company at the time the school goes into bankruptcy or becomes subject to a similar proceeding. Under certain circumstances, the Company may also be the subject of claims and required to return to the school payments received with respect to the ISAs. Schools that are acting as Servicers for the ISAs that they originate will be subject to attack by creditors of the school in a bankruptcy proceeding, under the claim that the school did not surrender legal ownership of the ISAs transferred to the Company but instead entered into a financing transaction with the Company. In such cases, the creditors of the school may try to recover any value of the ISAs transferred to the Company in excess of the purchase price paid to the school by the Company for the ISAs.

Risks Associated with Bankruptcy of an ISA Obligor.
The treatment of an ISA executed by a student obligor whose assets and liabilities become subject to a bankruptcy proceeding is uncertain. Because the ISA is generally not considered to be equivalent to a student loan, which is usually not dischargeable in bankruptcy of the borrower, there is a significant risk

that an ISA would be discharged in a bankruptcy. In such an event, the value of the ISA would be reduced to zero and the ISA would not produce any future cash flow available to be paid to investors in the related ISA Participation. Generally, the duration of a bankruptcy case can only be roughly estimated, and may last for five years or more. This process can involve substantial legal, professional and administrative costs to the debtor and the Company; it is subject to unpredictable and lengthy delays; and during the process the debtor's financial position may erode. An ISA obligor in bankruptcy will in most cases not make current payments on an ISA contract during the proceedings.

Risks Related to Student Obligor Payment Performance of the ISAs.
The profitability of an investment in an ISA Participation will depend upon the payment performance of the student obligor on the underlying ISAs evidenced by the ISA Participation. Obligors may default on payment requirements set forth in the ISA and servicers may have difficulty enforcing the requirements against an obligor. For example, if an obligor moves out of the United States after completing their training and education here it may be difficult to locate the obligor. Even if an obligor makes the required payments under the ISA the payments may not be made on the required schedule and commencement of payments may be delayed if the obligor has difficulty finding suitable employment. In such cases, because of a lag in payments the return on an investor's investment in an ISA Participation may be less than expected. Some student obligors may not graduate and their job prospects could decrease and some may not earn above the minimum income threshold and would not be required to make ISA payments. Some student obligors may take an extended absence from working due to illness and other personal reasons and in those circumstances may not be obligated to make payments on the related ISA. Some ISAs require that the student obligor only make a certain number of monthly payments, based on their then earned income (for example, an ISA may require 48 monthly payments of $500 per month, but only if the obligor's monthly earned income exceeds a specified threshold amount (for example, $3500 per month)). At the end of the 48 months the ISA contract will be terminated and the owner of the contract will not receive any further payments from the obligor. For these and other reasons some student obligors may not pay the "maximum payment amount" that is expected to be paid pursuant to the terms of the ISAs, which in turn will have a negative adverse effect on the return on investment of the investors in the ISA Participations. In addition, the concentration of the ISAs in specific geographic areas may increase the risk of losses on such ISAs. Economic conditions in the states where obligors reside may adversely affect the obligor's performance under the ISAs. Economic conditions in any state or region may decline over time and from time to time. Any adverse economic conditions adversely and disproportionately affecting certain states may have a greater effect on the performance of the Interests and ISA Participations than if these concentrations did not exist.

Market Volatility.
Volatile market conditions at various times have had a dramatic effect on private investments. Although there has been significant improvement in recent years, market and economic conditions during certain years in the recent past, in particular the period during and following the 2007-2008 financial crisis, caused significant disruption in the credit markets over such years. Concerns about the availability and cost of credit, some declining markets in the U.S., economic conditions in the U.S. and Europe and the systemic impact of inflation or deflation, energy costs and geopolitical issues contributed to increased market volatility and diminished expectations for the U.S. economy following the 2007-2008 financial crisis. Increased market uncertainty and instability in both U.S. and international capital and credit markets, combined with declines in business and consumer confidence and increased unemployment, have, at times, in recent years, contributed to volatility in domestic and international markets. If similar turbulence in the U.S. and international markets and economies happens again, U.S. and international markets and economies may negatively affect the performance and market value of private investments. The prospects for continued growth in the U.S. economy are subject to a number of factors, including,

but not limited to, the unemployment rate, government debt levels, prospective Federal Reserve policy shifts, the withdrawal of government interventions into the financial markets, changing U.S. consumer spending patterns, and changing expectations for inflation and deflation.

There has been a global outbreak of coronavirus disease (COVID-19) which began in China and has quickly spread to many countries throughout the world including the United States and Europe. This outbreak has led (and may continue to lead) to disruptions in the global economy. On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic. On March 13, 2020, President Trump declared a national state of emergency under the Stafford Disaster Relief and Emergency Assistance Act, which permits the use of up to $50 billion of FEMA funds to combat the pandemic, directs state governments to create emergency operations centers, hospitals to activate emergency preparedness plans, and gives the U.S. Secretary of Health and Human Services emergency authority to waive certain federal regulations to allow greater flexibility to hospitals and doctors in treating patients. On March 25, 2020, the U.S. Senate passed legislation providing for approximately $2 trillion of relief to states, businesses and individuals, and such legislation is expected to be approved by the U.S. House of Representatives and thereafter enacted into law by signature of the President on March 27, 2020. The economic impact of the disease has led to extreme volatility in the stock market and capital markets. The Federal Reserve has recently taken emergency action to further cut its benchmark rate down to a range of between 0% and 0.25%, to inject additional funds into the short-term lending markets and to implement quantitative easing and other measures to support financial institutions, other businesses and the credit markets. Central banks in Europe, the United Kingdom and other countries are implementing similar and other measures to support financial markets. Although it cannot be predicted, additional action by the Federal Reserve as well as other federal and state agencies is possible in the near future.

Additionally, the U.S. federal government, as well as several state and local governments including Connecticut, California, Illinois, New Jersey and New York, have adopted a number of emergency measures and recommendations in response to the COVID-19 outbreak, including imposing travel bans, "shelter in place" restrictions, curfews, cancelling events, banning large gatherings, closing non-essential businesses, including, but not limited to schools, bars, restaurants, movie theatres and gyms, and generally promoting social distancing (including in the workplace, which has resulted in a significant increase in employees working remotely). In many instances across the country, schooling (including higher education degree programs) has been conducted through online platforms and other remote interfaces. Although it cannot be predicted, additional policy action at the federal, state and local level in the near future is likely. The COVID-19 outbreak (and any future outbreaks of COVID-19) and resulting emergency measures has led (and may continue to lead) to significant disruptions in the global supply chain, global capital markets, the economy of the United States and the economies of other nations where an outbreak of COVID-19 has occurred or may occur. Concern about the potential effects of the COVID-19 outbreak and the effectiveness of measures being put in place by governmental bodies and reserve banks at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools, restaurants and gyms) to contain or mitigate its spread has adversely affected economic conditions and capital markets globally, and has led to significant volatility in global financial markets. In certain U.S. cities and states, the COVID-19 outbreak has resulted in a near total cessation of all non-essential economic activities, with some businesses temporarily suspending operations and laying-off employees, and many businesses including financial services companies permitting or requiring employees to work remotely. The disruption and volatility in the credit markets and the reduction of economic activity in severely affected sectors may continue for an extended period or indefinitely, and may lead to a recession in the United States and/or globally.

The outbreak (and any future outbreaks) of the coronavirus disease may lead to further volatility in or disruption in the stock market and capital markets and may result in further government actions or policy decisions that may adversely affect the market value of the Interests and the ISA Participations. Furthermore, it is likely that the COVID-19 outbreak and resulting disruption to economic conditions will result in students losing their jobs or experiencing a reduction in wages of other financial hardship, which could adversely affect payments under the ISAs. The disruption in day-to-day business activities may also have an impact on the ability of parties to this transaction to perform their responsibilities. There can be no assurance that any measures undertaken by the federal government, or by state or local governments, will be effective to mitigate the impact of the COVID-19 outbreak. There is little certainty as to when the COVID-19 outbreak will abate, or when and to what extent the Unites States economy will recover from the disruption caused by the COVID-19 outbreak. The disruption and volatility in the credit markets may continue for an extended period or indefinitely, and may lead to a recession in the United States and/or globally. Investors must consider and understand that the extent of the economic disruption and market volatility that has been, and may be, caused by the COVID-19 outbreak could be as severe, or even more severe, than that of the 2008 financial crisis or other similar economic crises.

Any of the foregoing circumstances concerning COVID-19 could have an adverse impact on financial and job markets in general, any of which in turn may also have an adverse impact on the performance and market value of the ISAs as well as the Interests and the ISA Participations.

Such events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in a continuation of the current economic uncertainty in the United States or abroad. Any of these occurrences could have a significant impact on the operating results and revenues related to the ISA Participations.

General Economic Conditions.
General economic conditions may affect the Company's activities and the performance of its investments. Interest rates, inflation rates, industry conditions, competition, technological developments, political and diplomatic events and trends, and general levels of economic activity may affect the value and number of ISAs that the Company acquires. The profitability of a significant portion of the Company's program depends, to a great extent, on correct assessments of the future course of employment needs. Economic conditions in general, and employment conditions in particular, have, in recent years, been characterized by great volatility and unpredictability. With respect to the Company's ISA investment strategy, there will be a significant degree of market risk.

Potential for Changes in Tax and Regulatory Requirements.
The Company must comply with various legal requirements, including those imposed by tax laws. From time to time, but especially recently in light of the decline in state and local governmental revenues, legislators and officials have proposed changes in tax laws, or in the administration of such laws. It is not possible to determine with certainty the likelihood of possible changes in tax laws or in the administration of such law. Some changes, if adopted, could have a materially adverse effect on the Company's financial results. In addition, there have been proposals at both the federal level, by the introduction of legislation in the Congress, and the state level, by the adoption of certain regulations in certain states, that if enacted and/or enforced against schools that originate ISAs or affecting investors in ISAs might have an adverse effect on the collectability and value of the ISAs owned by the Company.

General Risks Related to the ISAs.

Investments in the ISAs by the Company generally will be subject to risks incident to the ownership of contract rights against third party obligors, including: (i) risks associated with the general domestic economic climate; (ii) local employment conditions; (iii) risks due to dependence on cash flow; (iv) risks arising out of problems in certain industries that would otherwise employ the ISA obligors; (v) changes in supply of, or demand for, the types of employees who are the ISA obligors; (vi) the general financial condition of the ISA obligors; (vii) changes in tax laws and regulations; and (viii) the ability of the Company, its affiliates or third-party servicers to manage and service the ISAs. Certain ISAs will perform better from a financial perspective than other ISAs, and an ISA Participation may perform better financially from another ISA Participation selected by an investor because the proportion of ISAs evidenced by an ISA Participation that do not perform as well, or with respect to which the obligor defaults, will cause the value of that ISA Participation to be less than the value of another ISA Participation. The Company is acquiring ISAs in pools, as originated by different schools, and then offering fractional participation interests through the ISA Participations in the entire pool that is acquired.

Licensing Requirements.
Although the Company believes that it is not required to obtain any licenses or permits from governmental authorities in connection with its acquisition, ownership and servicing of ISAs, it is possible that in the future federal, state or local governments may require originators, servicers and owners to obtain certain licenses, registrations, notifications, permits or similar approvals in order to make, hold, service or dispose of ISAs. These licenses and approvals could be costly and take several months or longer to obtain, during which period the Company may be required to abstain from conducting business in the relevant jurisdiction or jurisdictions, which could have a material adverse effect on the Company's business, the Interests and the ISA Participations until the requisite licenses and approvals were obtained. In addition, if licenses and approvals are required and then obtained, there are annual renewal and other periodic reporting requirements for each of the licenses and approvals as well as license examinations and other related filings and requirements. Further, the licensing and approval requirements can and do change as statutes, regulations and other guidance are enacted, promulgated or amended, and the recent trend among federal and state lawmakers and regulators has been toward increasing laws, regulations, disclosures and investigative proceedings in relation to consumer finance generally.

Current and future legislation and regulation may adversely affect the ISAs, the Company, or the Servicers.
New York has current rules in place for private educational institutions that, among other things, prohibit such institutions from charging different tuition rates and other fees or charges, which may affect the ability of the Company as an assignee of the ISAs to collect the expected returns on the ISAs. Other states may currently have or may enact similar rules in the future.

On June 15, 2019, a bipartisan bill was introduced in Congress entitled the "ISA Student Protection Act of 2019" which would create a legal framework for ISAs offered to students. That same month, Democratic lawmakers sent a letter to the Department of Education requesting information about the Department's potential plans to use ISAs in federal higher education programs and expressing concern that ISAs may create the potential for discriminatory and predatory practices, especially for lower income students. Further, New York as well as other states, including California, also are addressing the regulation of ISAs and some states recently proposed legislation in early 2019. While such legislation has not yet become law, there are no assurances that such legislation or other legislative or regulatory proposals will not be passed in the future. Regulators and courts may also interpret existing law to apply to ISAs.

The adoption of any such bill, other legislation, regulation or regulatory or judicial interpretation could adversely affect the Company, as well as the value of the Interests and the ISA Participations. The Company cannot predict whether any such legislation, regulation or interpretation will be adopted or how it may affect the Company, or the holders of Interests or the ISA Participations.

Substantial and increasing competition in our industry may harm our business.
Investment in ISAs may become increasingly competitive. We may be required to compete against a wide range of financial products and companies that attract investors. We anticipate that more established internet, technology and financial services companies that possess large customer bases, substantial financial resources and established distribution channels, may have significant competitive advantages as a result and will continue to enter the market to acquire ISAs. We believe our proprietary marketplace model, online delivery and process automation enable us to operate efficiently and with high investor satisfaction than these competitors. We believe that our diverse and customizable ISA investment options give us the flexibility to offer competitive risk-adjusted returns. Many of our potential competitors have significantly greater financial resources and may have less expensive access to capital than we do, and may offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than us.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,460,000
Voting Rights	Common Stockholders are entitled to one vote per share of common stock to elect one director. There is no cumulative voting.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming	62.50%

conversion prior to the Offering if convertible securities).	

Type of security	Common Stock Options
Amount outstanding	257,647
Voting Rights	Same voting rights as common stock, assuming such Options are exercised and converted into common stock.
Anti-Dilution Rights	Same anti-dilution rights as common stock, assuming such Options are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same effect on Crowd Note as common stock, assuming such Options are exercised and converted into common stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	**9.21**%
Other Material Terms	The options have an exercise price of $2.50 and expire in October, 2029. 25% of the options vested on June 1, 2020 and the remaining number of options vest in equal monthly installments for 36 months after June 1, 2020.

Type of security	Series Seed Preferred Stock
Amount outstanding	198,349
Voting Rights	Series Seed Preferred Stockholders, being Mistral Venture Partners, are entitled to vote for two directors, if voting as an exclusive class. If common stockholders and Series Seed Preferred Stockholders vote together as a single class, Series Seed Preferred stockholders will vote on an as-converted-basis to elect the balance of the total number of directors of the company. The number of votes per share when voting as a single class with Common Stockholders and on an as-converted-basis shall be one.
Anti-Dilution Rights	In the event the company issues common stock at a price lower than $3.025, the conversion price of this series of Preferred Stock shall be adjusted by using the new conversion price calculation in Section 4.4.4. in the amended and restated certificate of incorporation, dated May 8, 2020.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	8.49%

Type of security	Series Seed II A Preferred Stock
Amount outstanding	472,467
Voting Rights	Series Seed II A Preferred Stockholders, as part of the Preferred Stock class, are entitled to vote for two directors, if voting as an exclusive class. If common stockholders and Series Seed Preferred Stockholders vote together as a single class, Series Seed II A Preferred Stockholders will vote on an as-converted-basis to elect the balance of the total number of directors of the Company. The number of votes per share when voting as a single class with Common Stockholders and on an as-converted-basis shall be one.
Anti-Dilution Rights	In the event the Company issues common stock at a price lower than $3.0478, the conversion price of this series of Preferred Stock shall be adjusted by using the new conversion price calculation in Section 4.4.4. in the amended and restated certificate of incorporation, dated May 8, 2020.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	20.23%

Type of security	Series Seed II B Preferred Stock
Amount outstanding	205,064
Voting Rights	Series Seed II B Preferred Stockholders, as part of the Preferred Stock class, are entitled to vote for two directors, if voting as an exclusive class. If common stockholders and Series Seed Preferred Stockholders vote together as a single class, Series Seed II B Preferred Stockholders will vote on an as-converted-basis to elect the balance of the total number of directors of the Company. The number of votes per share when voting as a single class with Common Stockholders and on an as-converted-basis shall be one.
Anti-Dilution Rights	In the event the Company issues common stock at a price lower than $2.4383, the conversion price of this series of Preferred Stock shall be adjusted by using the new conversion price calculation in Section 4.4.4. in the amended and restated certificate of incorporation, dated May 8, 2020.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	8.78%

Type of security	Crowd Note
Amount Issued	$462,838
Valuation Cap	$12,500,000
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Information	In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will

	convert into a number of shares of Standard Preferred Stock equal to the lower of:
	(A) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or
	(B) the quotient resulting from dividing (1) the Valuation Cap ($12.5 million), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

The Company does not have outstanding debt.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	N/A	$462,838	General marketing, research and development, future wages and general working capital	December 22, 2020	Section 4(a)(2) and Regulation D
Series Seed Preferred	198,349	$600,005	Product development and other general corporate purposes	August 30, 2019	506(b)
Series Seed II	472,467	$1,470,000	Product	May 20,	506(b)

A Preferred			development and other general corporate purposes	2020	
Series Seed II B Preferred	205,064	$500,000	Product development and other general corporate purposes	May 20, 2020	506(b)

Ownership

A majority of the company is owned by Edly's co-founders Chris Ricciardi and Charles Trafton, and Edly's lead investor Mistral Venture Partners.

Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Chris Ricciardi	36.08%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Edly has spent a significant amount of its capital to date on establishing a legal and tech platform for ISA investing.

Edly expects to earn increasing origination and management fees without accruing similar costs on legal and technological development, which were largely upfront costs to get the business up and running. Marginal deal costs should be minimal now that the platform has been created.

Liquidity and Capital Resources

The proceeds will be used to further market Edly's unique offerings - which will provide ISA financing for top students and schools across the country.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

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Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.
Material Changes and Other Information Trends and Uncertainties

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

We are authorized to issue up to 3,157,982 shares of common stock, par value $0.0001 per share.   All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.   To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast.   Directors are elected by a plurality of votes.   Stockholders do not have cumulative voting rights. Holders of common stock are entitled to elect three Directors.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Transfer Restrictions. Our common stock is nontransferable without compliance with the right of first refusal requirements set forth below, except that any holder of common stock may at any time transfer all or any portion of its common stock (i) to the stockholders' immediate family, (ii) to another stockholder of our Company, (iii) to an officer or director of our Company, (iv) in the case of a limited or general partnership, to all of such partnership's partners or former partners, and (v) in the case of a corporate stockholder, to such corporate stockholder's shareholders or in connection with such corporate stockholder's merger, consolidation, reclassification, capital reorganization or pursuant to a sale of all or substantially all of such stockholder's stock or assets.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

We are authorized to issue 1,223,668 preferred stock, par value $0.0001 per share or which: 820,255 shares are authorized as series seed II-A preferred stock and 205,064 shares of the authorized preferred stock are designated as series seed II-B preferred stock. All of the issued and outstanding shares of our preferred stock are duly authorized, validly issued, fully paid and non-assessable.   To the extent that additional shares of our preferred stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. The holders of our preferred stock are entitled to one vote for each share of common stock, (on an as-converted basis), held of record on all matters submitted to a vote of the stockholders. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast.   Directors are elected by a plurality of votes.   Stockholders do not have cumulative voting rights. Holders of preferred stock are entitled to elect two Directors as a separate class.

Dividends. Holders of preferred stock are entitled to preference with respect to dividends, calculated ratably on an as converted basis, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of preferred stock will be entitled to liquidation preference and will share ratably in the net assets legally available for distribution to holders of preferred stock after the payment of all of our debts and other liabilities.

Transfer Restrictions. Our preferred stock is nontransferable without compliance with the right of first refusal requirements set forth below, except that any holder of common stock may at any time transfer all or any portion of its common stock (i) to the stockholders' immediate family, (ii) to another stockholder of our Company, (iii) to an officer or director of our Company, (iv) in the case of a limited or general partnership, to all of such partnership's partners or former partners, and (v) in the case of a corporate stockholder, to such corporate stockholder's shareholders or in connection with such corporate stockholder's merger, consolidation, reclassification, capital reorganization or pursuant to a sale of all or substantially all of such stockholder's stock or assets.

Anti-Dilution Rights. Each series of preferred stock has antidilution rights triggered by the company issuing common stock below a certain threshold price.

Other Rights. Holders of preferred stock are also entitled to additional protections such as the right to vote as a separate class to approve (i) the liquidation, dissolution or winding up of the company's business, (ii) amend the   certificate of incorporation or bylaws of the company, to the extent that such amendment would adversely affect such holder's rights powers and preferences, (iii) the creation of a class of shares ranking senior in liquidation preference to the issued and outstanding preferred stock, (iv) reclassify or amend any existing security of the company, (v) the issuance of digital tokens, (vi) the purchase, redemption or issuance of dividends not expressly authorized in the charter, (vii) the issuance of debt security, (viii) holding capital stock in any subsidiary that is not wholly owned by the company, or (ix) increasing the number of shares of common stock reserved for issuance under any equity incentive plan or similar benefit plan.

Options

As of the date of this memorandum, the company has 257,647 common stock options outstanding. The options, upon conversion, will have the same rights and privileges of holders of common stock. The outstanding options have an exercise price of $2.50 and expire in October of 2029. 25% of the options vested on June 2, 2020, and the remaining number of options vest in equal monthly installments for 36 months after June 1, 2020.

The Crowd Notes

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date, in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified events upon which the Crowd Note would convert into capital stock of our company are (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below. If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the quotient resulting from dividing (1) the Valuation Cap ($12.5 million), by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply: (i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and (ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction and Corporate Transaction Payment.

The Crowd Note defines "Corporate Transaction as

    (i)   the closing of the sale, transfer or other disposition of all or substantially all of our assets,

    (ii)   the consummation of the merger or consolidation of the company with or into another entity (except a merger or consolidation in which the holders of capital stock of the company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the company or the surviving or acquiring entity),

    (iii)   the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

    (iv)   the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

If the Crowd Note converts in connection with a Corporate Transaction (defined above) then you will receive an amount equal to one and two times (2x) the price you paid for your Crowd Note (i.e., 2x your principal amount). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable proxy.

The Company has customary investor rights agreements, voting agreements and co-sale and right of first refusal agreements in place with its investors.

The Securities do not have anti-dilution rights.

Securities Sold Pursuant to Regulation CF Offering and Regulation D

During Fiscal 2020, the Company offered Crowd Notes to accredited and non-accredited investors under Section 4(a)(6) and Regulation Crowdfunding under the Securities Act at the same time as this offering under Regulation D, Rule 506(c) in the Combined Offering. The Company sold up to an aggregate amount of $462,838 in the Combined Offering.

The Company does not have the right to repurchase the Crowd Note.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Chris Ricciardi and Code Cubitt
Relationship to the Company	CEO and Directors
Total amount of money involved	$1,000,000.00
Benefits or compensation received by related person	Investment returns - same as outside, 3rd party investors.
Benefits or compensation received by Company	Normal transaction fees.
Description of the transaction	The company sponsors investment opportunities for investors. Employees and Directors invest alongside outside investors in these opportunities.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Chris Ricciardi and Code Cubitt
Relationship to the Company	CEO and Directors
Total amount of money involved	$1,000,000.00
Benefits or compensation received by related person	Investment returns - same as outside, 3rd party investors.
Benefits or compensation received by Company	Normal transaction fees.
Description of the transaction	The company sponsors investment opportunities for investors. Employees and Directors invest alongside outside investors in these opportunities.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Chris Ricciardi
(Signature)

Chris Ricciardi
(Name)

CEO
(Title)

April 29, 2021
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Charles Trafton
(Signature)

Charles Trafton
(Name)

President
(Title)

April 29, 2021
(Date)

/s/ Chris Ricciardi
(Signature)

Chris Ricciardi
(Name)

CEO
(Title)

April 29, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

FINANCIAL STATEMENTS

EDLY, INC.

Reviewed Consolidated Financial Statements For the Period of February 1, 2019 (Inception) through
December 31, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Edly, Inc.
Briarcliff Manor, New York

We have reviewed the accompanying consolidated financial statements of Edly, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 23, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EDLY, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

_____

	2020	**2019**
ASSETS		
CURRENT ASSETS		
Cash	$ 1,171,692	$ 493,966
Pre-Paid Expenses	23,227	27,907
Accounts Receivable	15,871	-
Due from Related Party	6,164	172,599
Due from Investors	-	5,000
TOTAL CURRENT ASSETS	1,216,954	699,472
NON-CURRENT ASSETS		
Equity Investment	597,708	-
Leasehold Improvements	7,200	7,200
Furniture	1,976	1,976
Accumulated Depreciation	(2,753)	(918)
TOTAL NON-CURRENT ASSETS	604,131	8,258
TOTAL ASSETS	1,821,084	707,730

EDLY, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

_____

	2020	**2019**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
ISA Reserves	78,612	247,524
Accounts Payable	54,152	171,941
Investor Escrow	23,593	36,166
Accrued Expenses	14,880	38,034
Unearned Revenues	7,309	-
TOTAL CURRENT LIABILITIES	178,546	493,665
NON-CURRENT LIABILITIES		
SAFE Notes	442,955	400,000
PPP Loan	121,600	-
TOTAL LIABILITIES	743,101	893,665
SHAREHOLDERS' EQUITY		
Preferred Stock (1,223,668 shares authorized; 677,532 issued; $.0001 par value)	68	-
Common Stock (3,157,982 shares authorized; 1,676,410 issued; $.0001 par value)	168	166
Additional Paid in Capital	3,359,757	1,419,834
Retained Earnings (Deficit)	(2,282,010)	(1,605,935)
TOTAL SHAREHOLDERS' EQUITY	1,077,983	(185,935)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,821,084	$ 707,730

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.


EDLY, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____


	2020	2019
Operating Income		
Transaction Fees	$ 1,021,694	$ 336,079
Investor Revenue	502,864	
Gross Profit	1,524,558	336,079
Operating Expense		
Salaries & Wages	976,080	596,705
Professional Fees	561,867	747,012
Research & Development	333,463	355,210
Selling & Marketing	185,227	105,548
General & Administrative	114,927	107,191
Rent	40,855	30,067
Depreciation	1,835	918
	2,214,254	1,942,651
Net Income from Operations	(689,696)	(1,606,572)
Other Income (Expense)		
R&D Tax Credit	13,871	-
Other Income	-	637
Tax Expense	(250)	-
Net Income	$ (676,075)	$ (1,605,935)

EDLY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (676,075)	$ (1,605,935)
Income from Equity Investment	(197,708)	-
Change in Due From Related Party	166,435	(172,599)
Change in Unearned Revenues	7,309	-
Change in Due From Investors	5,000	(5,000)
Change in Pre-Paid Expenses	4,680	(27,907)
Depreciation	1,835	918
Change in Investor Escrow	(12,573)	36,166
Change in Accrued Expenses	(23,154)	38,034
Change in Accounts Payable	(117,789)	171,941
Change in ISA Reserves	(168,912)	247,524
Net Cash Flows From Operating Activities	(1,010,951)	(1,316,859)
Cash Flows From Investing Activities		
Purchase of Furniture	-	(1,976)
Purchase of Leasehold Improvements	-	(7,200)
Increase in Equity Investment	(400,000)	-
Net Cash Flows From Investing Activities	(400,000)	(9,176)
Cash Flows From Financing Activities		
Issuance of Common Stock	-	1,420,000
Issuance of SAFE Notes	42,955	400,000
Receipt of PPP Loan	121,600	-
Issuance of Preferred Stock	1,939,991	-
Net Cash Flows From Investing Activities	2,104,546	1,820,000
Cash at Beginning of Period	493,966	-
Net Increase (Decrease) In Cash	693,595	493,966
Cash at End of Period	$ 1,187,563	$ 493,966

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

EDLY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
	Number	Amount	Number	Amount			
Balance at February 1, 2019		$ -		$ -	$ -	$ -	$ -
Issuance of Stock	1,658,349	166	-		1,419,834		1,420,000
Net Income						(1,605,935)	(1,605,935)
Balance at December 31, 2019	1,658,349	$ 166	-	$ -	1,419,834	$ (1,605,935)	$ (185,935)
Issuance of Stock	18,061	2	677,532	68	1,939,923		1,939,993
Net Income						(676,075)	(676,075)
Balance at December 31, 2020	1,676,410	$ 168	677,532	$ 68	3,359,757	$ (2,282,010)	$ 1,077,983

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Edly, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is an investment advisor that operates an online marketplace and manages income share agreement ("ISA") investments for its clients.

The Company wholly owns Edly Funding Series, LLC. All intercompany transactions have been eliminated in consolidation.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenues streams consist of origination fees from originations of income share agreement contracts, pools of income share agreement contracts, or loans secured by income share agreements, fair value adjustments to loans, and fees collected for the management of the income share agreement investments.

The Company manages income share agreement securities with an original cost of $9,047,109 for its users. Management fees collected are derived from these securities.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2020, the Company has accrued a reserve of $0 for doubtful accounts.

Due from Related Party

Due from related party represents origination and management fees due from Edly WH Investors 2019-1 LLC.

Equity Investment

The Company has an interest in Edly WH Investors 2019-1 LLC ("the Entity"), a warehouse investment entity, that holds income share investments prior to their final term funding. The investment is accounted for using the equity method and the Company owns 48% of the Entity. The Company records its share of such earnings (loss) in its Equity Investment Income on the Income Statement. A breakdown of this account is as follows:

	2020
Initial Investment	$ 400,000
Company's Share of Income	305,167
Distributions Received	(107,459)
Total	$ 597,708

The Company receives management fees related to these securities and the Entity retains a portion of cash flows.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies office space under a month-to-month operating lease. Rental payments amount to $2,300 per month. There are no future minimum payments due under the lease.

Related Party Transactions

In 2019, Chris Ricciardi, a member of the Company's management team, has made investments into income share securities on the Company's platform. These investments were for approximately $500,000.

The Company earns management fees from assets held by Edly WH Investors 2019-1 LLC, an entity the Company has a 48% equity interest investment in.

Investor Escrow

Investor Escrow is monies collected from users of its platform that have yet to be allocated to a security.

ISA Reserves

ISA Reserves represents retained monies to mitigate risks associated with certain income share agreement securities. This will be distributed and utilized over the life of the securities, based on collections of the income share agreements.

Unearned Revenues

The Company requires the educational institutions to pay the Company's legal expenses upfront. As the Company incurs these expenses, the unearned revenues account is depleted.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

During the years ended December 31, 2020 and December 31, 2019, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event.

Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

During 2020, SAFE agreements valued at $400,000 were converted into preferred shares.

As of December 31, 2020, the Company had $442,955 of SAFE obligations outstanding, with a valuation cap of $8,000,000 and a discount rate of 80%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2020.

In 2020, the Company received loan proceeds in the amount of $121,600 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan is forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The Company is currently applying for loan forgiveness.

NOTE E- EQUITY

The Company's original articles of incorporation authorize the Company to issue 2,082,663 shares of $.0001 par value Common Stock and 198,349 shares of $.0001 par value preferred stock. Subsequently, the Company amended its articles of incorporation to issue 3,157,982 shares of $.0001 par value Common Stock and 1,223,668 share of $.0001 par value Preferred Stock.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: These rights include dilution protected dividend preference for all Preferred Stock share classes. All classes of Preferred Stock are convertible into Common Stock at the holder's election. Additionally, all shares of Preferred Stock are subject to mandatory conversion upon an equity financing agreement or qualifying IPO (as defined in the articles of incorporation).

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Preferred Stock	677,532
Common Stock	1,676,410

NOTE F- EQUITY BASED COMPENSATION

In 2019, the Board of Directors adopted the 2019 Equity Incentive Plan ("the Plan"). The Plan provides for the grant of equity awards to employees, and consultants, including stock options and restricted stock units to purchase shares of common stock. Up to 942,814 shares of common stock may be issued pursuant to awards granted under the Plan.

During 2020 & 2019, the Company granted 70,000 and 257,647 stock options under the Plan to various advisors and employees, respectively. The granted options had an exercise price of $2.50, expire in ten years and will vest over a four-year period. The Company currently has 51,529 vested options outstanding. The Company recognized a stock expense of $0 for both periods.

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term
Outstanding At December 31, 2018	-	$ -	-
Granted	257,647	2.50	10
Cancelled	-	-	-
Outstanding At December 31, 2019	257,647	2.50	9.83
Granted	70,000	2.50	10
Cancelled			
Outstanding At December 31, 2020	327,647 $	2.50	9.15

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	6.50
Risk-free interest rate	1.035%
Expected volatility	17%
Annual dividend yield	0%

In 2020, the Company issued 49,413 common stock warrants with an exercise price of $2.50 per share. The warrants expire seven years after the date of issuance.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 23, 2021, the date that the financial statements were available to be issued.